

July 12, 2012

<u>Via E-Mail</u>
Kevin Modany
Chairman and Chief Executive Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

   Re: ITT Educational Services, Inc.
     Form 10-K for the Year Ended December 31, 2011
     Filed February 24, 2012
     Form 10-Q for the Quarter Ended March 31, 2012
     Filed April 26, 2012
     File No. 001-13144

Dear Mr. Modany:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 1A. Risk Factors, page 12

Action by the U.S. Congress to revise the laws governing the federal student aid programs…, page 13

1. We note disclosure that as a result of new restrictions being placed on students' eligibility for grants under the Pell program, the amount of federal student financial aid to some or current and prospective students will be less. However, we note that you do not believe those changes, effective July 1, 2012, will negatively affect the decisions of prospective

or current students to begin or continue attending your institutions. Please tell us, and if applicable discuss in future filings, why you believe the changes to the amount of federal funding available to your students will not affect future enrollment at your institutions.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>

<u>Financial Condition, Liquidity and Capital Resources, page 45</u>

2.   We note your disclosure on page 45 that you are "pursuing arrangements with unaffiliated lenders for them to provide private education loans to our students and their parents to qualify." In addition, we note disclosure that if you are unable to timely identify lenders to make private education loans to your students and their parents on terms similar to the private education loan programs that expired in 2011, it could have a material adverse effect on your cash flows in 2012 and subsequent periods, and could require you to increase the amount of internal student financing that you provide to your students. Please supplementally discuss why the company has not yet entered into a new third-party private lending program at this time and whether it anticipates entering into a program in the future. We do not note any disclosure related to third-party private lending programs in your Form 10-Q for period ended March 31, 2012. Additionally, discuss in future filings how management intends to address the negative effect the lack of funds received from private education loans made to students by third-party lenders has had on your cash flows. Discuss whether this could include increasing the amount of internal student financing available to students.

<u>Notes to Financial Statements</u>

<u>Note 14. Commitments and Contingencies, page F-24</u>

3.   We refer to the liability recorded for claims and contingencies of $36 million at December 31, 2011. You state that a substantial majority pertains to your guarantee arrangements under private education loan programs. We note from your disclosures on page 46 in your Form 10-K for the year ended December 31, 2010, that your recorded liability for the guarantee obligations related to PEAKS Guarantee, the 2009 RSA or the 2007 RSA included in other liabilities on your Consolidated Balance Sheet was not material. Considering the change in your liability for guarantee obligations, and with a view toward providing enhanced disclosure in future filings please revise to disclose the carrying amounts and classification of the liabilities in your statement of financial position that relate to the variable interest in the PEAKS guarantee per ASC 810-10-50-4(a).

4.   Please revise your off-balance sheet disclosures in MD&A at page 48 to describe any known events, demands, commitments, trends or uncertainties that could result in or are reasonably likely to result in material liabilities or losses relating to your guarantee

arrangements. In this regard, you should provide an indication of the reasons for the change in the liability, such as negative performance of the underlying student loans, and if you expect any known trends or uncertainties to continue.

Form 10-Q for the Quarter Ended March 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 19

5.   We note your disclosure reflecting a decline in total and new student enrollments. We also note the disclosure addressing the primary factors that contributed to the decrease in total student enrollment over your past periods presented. In future filings, please enhance your disclosure to more fully discuss this trend, including outlining steps management may take or has taken to address and reverse it, and the effect on your results of operations, including revenues and marketing expenses. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Daniel Fitzpatrick, Chief Financial Officer
        Christine Long, General Counsel